

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Deborah Fortescue-Merrin, Chairman and Director
Creator Capital Limited
73 Front Street, Floor Two
Hamilton HM 12
Bermuda

      Re: **Creator Capital Limited**
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 22, 2010
              Form 20-F/A for the Fiscal Year Ended December 31, 2009
              Filed August 23, 2010
              Form 6-K filed July 16, 2010
              Form 6-K/A filed September 7, 2010
              File No. 001-14611

Dear Ms. Fortescue-Merrin:

      We have reviewed your letter dated September 7, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 3, 2010.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Item 16F. Change in Certifying Accountant, page 25

1.   We note that you have included disclosures pursuant to Item 16F of Form 20-F in response to prior comment 2. Tell us what consideration you gave to providing the other disclosures required by Item 16F. Specifically, pursuant to paragraph (a)(1)(iii), you should state whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, if you have such a committee, or the board of directors, if you do not have such committee. In addition, pursuant to

paragraph (a)(3), you should file as an exhibit the former accountant's letter addressed to the Commission stating whether it agrees with the statements made in response to paragraph (a) and, if not, stating the respects in which it does not agree.

Item 17. Financial Statements, page 26

2. We reissue prior comment 3. Revise to include audit reports for the financial statements for the years ended December 31, 2008 and 2007. Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant